Vinson & Elkins
Tel 713.758.2222   Fax 713.758.2346
April 4, 2006
Via EDGAR and FACSIMILE
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Re:	Complete Production Services, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed April 1, 2006 File No. 333-128750
Dear Mr. Schwall:
     Complete Production Services, Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 5 (“Amendment No. 5”) to the above referenced registration statement on Form S-1 (the “Registration Statement”).
     Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 30, 2006. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 5 that the Company is filing today via EDGAR.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai	First City Tower, 1001 Fannin Street, Suite 2300, Houston, TX 77002-6760
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General
1.	We reissue prior comment 1 of our letter dated February 3, 2006.
Response:	We note the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Results of Operations, page 43
Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, page 44
Service and Product Expenses, page 44
2.	We understand your service and product expenses have increased for the year ended December 31, 2005 as compared to the year ended December 31, 2004. However, as a percentage of revenues, service and product expenses remain comparable at 64% for 2005 and 67% for 2004. We note your disclosures at the top of page 45 of these percentages on a segment basis, specifically for the drilling services segment at 55% for 2005 as compared to 70% for 2004. Service and product expenses as a percentage of revenues for all other segments appear comparable for 2005 as compared to 2004. Please explain the reason for the significant percentage decrease in the drilling segment and why similar effects were not experienced in the completion and production services segment and the product sales segment.
Response:	Please see additional disclosure on page 44.
Notes to Consolidated Financial Statements, page F-11
Note 5. Property, plant and equipment, page F-26
3.	Based on your liquidity and capital resources disclosures beginning on page 47, we understand you had increasing needs to fund capital expenditures during 2005 and expect increases in such expenditures during the year ended December 31, 2006. We also note the $23.7 million in construction in progress balance

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Securities and Exchange Commission    April 4, 2006    Page 3

within property, plant and equipment as of December 31, 2005. As this is a new activity for the consolidated entity in fiscal year 2005, please expand your footnotes to address the nature of these expenses and how they are accounted for. In addition, your revised disclosures should identify the amount of interest expenses related to construction that was capitalized during the fiscal year, if applicable. Please refer to SFAS 34, paragraph 21.
Response:	Please see additional disclosure on page F-26. The Company did not capitalize interest related to these progress payments and component parts. All of the construction in progress amounts were recorded in the fourth quarter of 2005. Although a portion of the $23.8 million construction in progress balance at December 31, 2005 was not subject to interest capitalization under SFAS No. 34, the Company calculated the impact of applying its weighted average interest rate to the average construction in progress balance during the fourth quarter of 2005 and noted that the impact on net income was insignificant.
Note 14. Segment information, page F-36
4.	In your table of changes in goodwill by segment, we note the entire $93,792 goodwill balance associated with the acquisition of minority interest in IEM and CES has not been assigned to a reportable segment, rather the balance is associated with corporate. Please tell us why you are unable to allocate the goodwill balance among your segments or reporting units, as defined by paragraph 30 of SFAS 142. In your response, please address how you considered this balance in your annual testing for goodwill impairment during the fiscal year 2005 and concluded it was not impaired. Please refer to paragraphs 34 and 35 of SFAS 142.
Response:	See additional disclosure on page F-38, which describes the Company’s treatment of the $93,792 goodwill balance associated with the acquisition of minority interest in IEM and CES, which the Company believes is consistent with SFAS 131, paragraph 29. As discussed below, the Company did consider this balance in its testing for goodwill impairment for December 31, 2005.

For purposes of its annual goodwill impairment testing under SFAS 142, the Company evaluated goodwill impairment on a reporting unit basis. In connection with this process and for purposes of applying the goodwill allocated to Corporate in the Combination, the Company identified the businesses acquired by CES and IEM, the reporting units in which those acquired businesses operate and the minority shares issued to acquire such businesses. The Company then applied goodwill recognized in connection with the Combination to each reportable unit on the basis of minority shares associated with that unit as a percentage of total minority shares acquired in the Combination. After applying the Corporate goodwill recognized in the

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Securities and Exchange Commission    April 4, 2006    Page 4

Combination, the Company determined that there was no goodwill impairment as of December 31, 2005.
5.	We note you expect to issue approximately 1.2 million additional shares of common stock in early 2006 to former owners and employees of Double Jack, MGM and Parchman under certain earn-out agreements. Based on your disclosure in footnote 20 on page F-43, we understand approximately $24.3 million in additional goodwill would have been recorded if such shares were issued as of December 31, 2005. Please tell us if your conclusions regarding goodwill impairment as of December 31, 2005 would have changed if such shares were issued and the additional $24.3 million in goodwill were recorded and assigned to its respective reporting units.
Response:	The Company’s conclusion that there was no goodwill impairment as of December 31, 2005 would not have changed if it had assumed that an additional $24.3 million in goodwill had been recorded and assigned to its respective reporting units as of that date.
Supplemental Response
     Credit Suisse has advised us that it will be providing a bona fide electronic roadshow for this offering, which will be hosted by NetRoadshow.com. NetRoadshow has advised us that it operates in full compliance with the rules and regulations governing electronic roadshows as outlined in Rule 433 under the Securities Act of 1933.

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Securities and Exchange Commission    April 4, 2006    Page 5

     Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 5 to Scott N. Wulfe at (713) 758-2750 or Nicole E. Clark at (713) 758-3344.
Very truly yours,
VINSON & ELKINS L.L.P.
/s/ Nicole E. Clark

By: Nicole E. Clark
Enclosures
cc (with enclosures):	Joseph C. Winkler (Complete Production Services, Inc.)
J. Michael Mayer (Complete Production Services, Inc.)
James F. Maroney, III (Complete Production Services, Inc.)
Robert L. Weisgarber (Complete Production Services, Inc.)
Scott N. Wulfe (Vinson & Elkins L.L.P.)
Brandon Sear (Grant Thornton LLP)
T. Imam Hasan (KPMG LLP)
R. Joel Swanson (Baker Botts L.L.P.)
Felix P. Phillips (Baker Botts L.L.P.)